Appendix DD

Code of Ethics

Introduction

At CENTRE ASSET MANAGEMENT, LLC (“CENTRE” or “Firm”), we take great pride in our commitment to serving our clients’ needs and the integrity with which we conduct our business. The financial services industry has come under significant scrutiny as of recent times, especially in the area of the inherent responsibility of the financial professional to behave in the best interests of his/her clients. We have developed this Code of Ethics (“Code”) as a means of memorializing our vision of appropriate and professional conduct in caJ.rying out the business of providing investment advisory services. CENTRE ASSET MANAGEMENT, LLC (“CENTRE” or “Firm”) claims compliance with the CFA Institute Asset Manager Code of Professional Conduct. This claim has not been verified by CFA Institute.

Each of CENTRE’s “access persons” has been furnished with a copy of our Code and has signed his/her name to a written acknowledgement attesting to his/her understanding of the Code and acceptance of its terms.

An “access person” is defined by the U.S. Securities and Exchange Commission (“SEC”) as any supervised person of the Firm who has access to nonpublic information regarding any clients’ purchase or sale of securities, or nonpublic information regarding the portfolio holdings of any reportable fund, or who is involved in making securities recommendations to clients, or who has access to such recommendations that are nonpublic.

Obligations of the Firm to its Clients

When a client signs our advisory contract, we view that action as an expression of trust in CENTRE’s ability to manage assets effectively and within the highest standards of professional conduct. It is our policy and duty to respect the trust that our clients place in us and to always keep their best interests ahead of our own. CENTRE believes that upholding this fiduciary duty is the cornerstone upon which fruitful relationships are forged and hence, successful businesses are built.

Our representatives will seek to manage a client’s assets in accordance with the client’s stated investment objectives, financial profile, risk tolerance, investment experience, and any other specific preferences. Open and frequent communication between our representatives and our clients is a key factor in delivering financial services. To the fullest extent possible, our representatives should make sure that clients are made aware of the state of their account(s) during all market conditions. Our job does not end with portfolio management. It is our duty to constantly monitor our clients’ needs and objectives and to make every effort to ensure that their investments are appropriate given their particular situations.

Protection of Material Nonpublic Information

The beginning phase of our relationships with our clients starts with building a foundation of trust. Our clients choose to do business with us because they trust that we will deliver the services we offer in a manner that puts their interests above all others. In choosing to do business with us, our clients entrust us with the protection of information about them that should never be used in a manner other than for their own benefit. Thus, it is CENTRE’s policy that all personal nonpublic information given to us by, or in relation to, our clients be kept strictly confidential and that it never be used in any manner other than for the purposes of carrying out our duties to our clients. Personal nonpublic information could include, but would not be limited to a client’s current income situation, current securities holdings, trading strategies, medical or health infOlmation, tax-related matters, etc.

The mishandling of a client’s personal nonpublic information could create several undesirable results for CENTRE and its representatives. These negative consequences might include civil actions, criminal actions, arbitrations, the issuance of restrictive orders against the Firm or its representatives by regulatory bodies, fines, etc. Any of these actions could have a devastating impact on CENTRE and its representatives. Given these consequences, CENTRE will not tolerate the use of a client’s personal nonpublic information in a manner that is inconsistent with the best interests ofthat client. Behavior by CENTRE’s representatives that involves the misuse of a client’s personal nonpublic information could result in severe disciplinary action (including termination for cause) against the culpable party(s).

Conflicts o(Interest

A major component of carrying out our fiduciary duties to our clients is the awareness and disclosure of conflicts of interest. A conflict of interest occurs when the best interests ofthe Firm and/or its representative(s) are contrary to the interests of our clients. Such a conflict can arise when a representative of the Firm pursues interests that prevent that individual from performing his duties to his/her client(s) objectively and effectively. Conflicts of interest also arise when a representative or member of the representative’s family receives certain benefits as a result of the individual’s position with CENTRE.

An access person must not use his/her personal relationships to influence CENTRE’s trading activities of client accounts in a manner that will be beneficial to the access person, his/her family members, and/or acquaintances; nor shall an access person engage in activity that is detrimental to CENTRE or its clients. Any conflict of interest that arises in a specific situation must be disclosed by the individual and resolved before taking any action on behalfofthe client(s) involved.

Compliance with Federal Securities Laws

As a registered investment adviser, CENTRE operates under the regulatory jurisdiction of the SEC, which subjects the Firm to a variety of industry rules and regulations. CENTRE recognizes that these laws, rules, and regulations exist to protect the interests of the investing public and therefore insists that its employees maintain strict compliance thereto. CENTRE’s Compliance officials have an “open door” policy and all employees should seek guidance whenever the applicability of a law, rule, regulation, or Film policy comes into question in any situation.

Personal Securities Transactions and Holdings

All access persons of the Firm must periodically report their personal securities holdings and transactions. The purpose of these reports is to allow the Firm the ability to monitor for any trading improprieties by the Firm’s representatives such as trading activity that may suggest a representative of the Firm may have engaged in trading activity which subordinated a client’s best interests to that of the representative.

representative of the Firm may have engaged in trading activity which subordinated a client’s best interests to that of the representative.

An example of such activity might involve a representative placing a trade for him or herself and then facilitating transactions for a number of his or her own clients that is intended to create additional benefit (or prevent anticipated losses) for the representative. A common telm for this practice is “trading ahead.”

Holdings Reports:

Each of CENTRE’s access persons must submit a holdings report no later than 10 days after the person becomes an access person. At that time, the information submitted must be current as of a date no earlier than 45 days prior to the date the person became an access person. AdditionaIIy, the report must be updated at least once each 12-month period thereafter. In lieu of supplying a holdings report, the access person can provide the brokerage or bank statement to CENTRE reflecting the holdings in such account if the following information is included.

Each report must contain the following information regarding the access person’s personal securities holdings:

•	The title and type of security, and as applicable, the ticker symbol or CUSIP number of the security;

•	The number of shares, units, etc.;

•	The principal amount of each reportable security in which the access person has any direct or indirect beneficial ownership;

•	The name of any broker, dealer or bank with which the access person maintains an account in which any securities are held for the access person’s direct or indirect benefit; and

•	The date the access person submits the report.

Transaction Reports:

Each of CENTRE’s access persons must request that duplicate brokerage account statements be sent to CENTRE’s headqualters. Depending on the level of account activity, this will be no less frequently than on a quarterly basis.

Such statements generally contain the following information:

•	The date of the transaction;

•	The title and type of security, and as applicable, the ticker symbol or CUSIP number of the security;

•	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

•	The number of shares, units, etc.;

•	The interest rate and maturity date, as applicable;

•	The price at which the transaction was effected;

•	The name of the broker, dealer or bank with or through which the transaction was effected; and

•	The date the access person submits the report.

Exceptions from reporting requirements:

•	Any report with respect to securities held in accounts over which the access person had no direct or indirect influence or control;

•	Any report with respect to transactions effected pursuant to an automatic investment plan;

•	Transactions and holdings in direct obligations ofthe U.S. Government;

•

Money market instruments - bankers’ acceptances, bank CDs, commercial paper, repurchase agreements, and other “high quality, short-term debt instruments” (maturity at issuance of less than 366 days, and which is rated in one of the highest two categories by a Nationally Recognized Statistical Rating Organization, or which is unrated but is of comparable quality);

•	Shares of money market funds;

•	Transactions and holdings in shares of other types of U.S.-registered, open end funds, unless CENTRE or a control affiliate acts as the investment adviser or principal underwriter for the fund;

•	Transactions in units of a unit investment trust if the unit investment trust is invested exclusively in one or more open-end funds, none of which are “reportable funds;” and

•

Any transaction report that would duplicate the information provided on any brokerage account confirmations or account statements provided to the Firm so long as such statements or confirms are provided to the Firm no later than thirty (30) calendar days after the applicable quarter end.

In an effort to ensure all necessary reports are being made, the Film, without prior, specific notice, may request reports and account statements for accounts and/or securities holdings/transactions that may not typically be subject to routine reporting requirements described above. In this case, all access persons will be required to disclose all brokerage and bank account numbers that hold any securities on his/her Employee Attestation. The potential for this non-routine review will also ensure that accounts holding the securities that are exceptions from reporting requirements do not also have holdings that should be reported to CENTRE routinely.

IPO and Private Placement Policy

All of CENTRE’s access persons must obtain approval from a member of senior management prior to directly or indirectly acquiring beneficial ownership in any security in an initial public offering or a private placement.

Reporting Violations

Violations of the Code will be taken seriously. Each employee of CENTRE has an obligation to report such violations to the Chief Compliance Officer in an expeditious manner after becoming aware that a violation has occurred. Reports of violations will be kept strictly confidential in order to avoid retaliation from those involved. CENTRE will also allow anonymous submissions of violation reports so as to keep concerned employees at ease. Any breach of the confidentiality of a report of a violation of the Code will constitute a further violation of the Code and will be dealt with as such.

Record-keeping

With regard to its Code ofEthics, CENTRE will maintain the following books and records for a period of five years following the end of the fiscal year during which the last entry was made on such record, the first two years in an easily accessible location:

•	A copy of the current Code as well as copies of Codes that were in effect at any time within the past five years;

•	Records of violations of the Code, including records of the actions taken subsequent to such violations;

•

Signed acknowledgements from each person who is currently, or was at some point during the past five years, a supervised person that confirms his/her receipt, understanding, and acceptance of the Code. This acknowledgement will represent an obligation to adhere to the standards and provisions set forth in the Code;

•	A record of the names of all persons who were access persons at any time within the past five years;

•	A record of each initial holding report made by an access person, as well as all brokerage statements and confirmations collected in addition to or in lieu of such a report;

•	A record of any decision, and the reasons supporting the decision, to approve the acquisition of securities by access persons through an initial public offering or limited offering.

I have reviewed the Centre Asset Management, LLC Code of Ethics as well as the CFA Asset Manager Code of Professional Conduct. Furthermore, I have not entered into any individual security trades that have not been disclosed to Centre Asset Management, LLC.

James Abate, CPA, CFA, MBA
Managing Director

Signature

September 1, 2010
Date

Jing Sun, CFA, MS, MBA
Investment Director, Global Equities

Signature

September 1, 2010
Robert Ruggirello, MS
Analyst

Signature

September 1, 2010
Date